SECURITIES AND EXCHANGE COMMISSION
                                Washington, D.C.

                          Three year period ending 2007

                      FORM U-12(I)-B (THREE-YEAR STATEMENT)

                             (Advance/Supplemental)

  Statement Pursuant to Section 12(i) of Public Utility Holding Company Act of
     1935 by a Person Regularly Employed or Retained by a Registered Holding
        Company or a Subsidiary Thereof and Whose Employment Contemplates

                Only Routine Expenses as Specified in Rule 71(b)

         1.       Name and business address of person filing statement.

                  Ed. F. Holcombe
                  Georgia Power Company
                  241 Ralph McGill Blvd. NE
                  Bin 10240
                  Atlanta, GA   30308

         2. Names and business addresses of any persons through whom the undersigned proposes to act in matters included within the exemption provided by paragraph (b) of Rule U-71.

                  N/A

         3. Registered holding companies and subsidiary companies by which the undersigned is regularly employed or retained.

                  Georgia Power Company - Southern Company and all its subsidiaries.

         4. Position or relationship in which the undersigned is employed or retained by each of the companies named in item 3, and brief description of nature of services to be rendered in each such position or relationship.

                  Vice President, Governmental & Regulatory Affairs: Responsible for interaction with State government (including General Assembly), the Georgia Public Service Commission, and the Georgia Congressional Delegation.

         5. (a) Compensation received during the prior reporting period and estimated to be received over the next two calendar years by the undersigned or others, directly or indirectly, for services rendered by the undersigned, from each of the companies designated in item 3. (Use column (a) as supplementary statement only.)

                   Salary or other
                   compensations

Name of       received     to be                 Person or company from whom
recipient                  received              received or to be received
              (a)          (b)
                           to be included in
                           supplementary
Ed F.         $1,504,203   statement             Georgia Power Company
Holcombe
           (b) Basis for compensation if other than salary. N/A

          6. (To be answered in supplementary statement only.) Expenses incurred by the undersigned or any person named in item 2, above, during the calendar year in connection with the activities described in item 4, above, and the source or sources of reimbursement for same.

           (a) Total amount of routine expenses charged to client: None

           (b) Itemized list of all other expenses:

Date 1/25/05                                Ed F. Holcombe